# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN SHARED HOSPITAL SERVICES, CIK 0000744825
CUSIP: 029595105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 07/22/2026
Amends the filing with accession number 0001144204-14-038122
Filed by CIK 0001609580
Persons authorized to receive notices and communications: Raymond C. Stachowiak, American Shared Hospital Services, 601 Montgomery Street, Suite 850, San Francisco, California (CA), 94111, (415) 788-5300; Kenneth Clingen, Clingen Callow & McLean, LLC, 2300 Cabot Drive, Suite 500, Lisle, Illinois (IL), 60532, (630) 871-2608

## Reporting persons
- Stachowiak Raymond C (CIK 0001609580): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 120,678; shared voting power 2,319,527; sole dispositive power 120,678; shared dispositive power 2,319,527; aggregate amount beneficially owned 2,440,205 (35.3% of the class)
  Comment: (1) Includes 70,678 shares of common stock, no par value (the "Common Stock"), of American Shares Hospital Services (the "Issuer") that are issuable to Mr. Stachowiak upon the vesting of restricted stock units ("RSUs") within 60 days of July 24, 2026, the filing date of this Schedule 13D/A (the "Filing Date").
  
  (2) Includes 752,500 shares of Common Stock owned by RCS Investments, Inc. ("RCS"), of which Mr. Stachowiak is the president. RCS is wholly owned by the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the "Stachowiak Trust"), of which Mr. Stachowiak is the sole trustee and, in such capacity, may direct the voting and investment of the securities held by RCS. In his capacity as owner-president of RCS, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by RCS.
  
  (3) Includes 760,559 shares of Common Stock owned by Stachowiak Equity Fund, LLC ("Stachowiak Equity"), of which Mr. Stachowiak is the manager. Stachowiak Equity is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak's children, of which Mr. Stachowiak's spouse is the sole trustee. In his capacity as owner-manager of Stachowiak Equity, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by Stachowiak Equity.
  
  (4) Includes 586,468 shares of Common Stock owned by RCS/TIG Holdings LLC ("RCS/TIG"), of which Mr. Stachowiak is the manager. RCS/TIG is wholly owned by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee and, in such capacity, may direct the voting and investment of the securities held by RCS/TIG. In his capacity as owner-manager of RCS/TIG, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by RCS/TIG.
  
  (5) Includes 220,000 shares of Common Stock that RCS/TIG has the right to acquire within 60 days of the Filing Date pursuant to a warrant issued by the Company to RCS/TIG on July 22, 2026 (the "Warrant").
  
  (6) This percentage was calculated in accordance with the U.S. Securities and Exchange Commission (the "SEC") rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 6,625,000 shares of Common Stock issued and outstanding as of May 11, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026 (the "Quarterly Report"), and includes 70,678 shares of Common Stock that Mr. Stachowiak has the right to acquire within 60 days of the Filing Date upon the vesting of RSUs and 220,000 shares of Common Stock that RCS/TIG has the right to acquire upon the exercise of the Warrant.
- RCS Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 752,500; sole dispositive power 0; shared dispositive power 752,500; aggregate amount beneficially owned 752,500 (11.4% of the class)
  Comment: (1) This percentage is based on the Issuer having an aggregate of 6,625,000 shares of Common Stock issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report.
- Stachowiak Equity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 760,559; sole dispositive power 0; shared dispositive power 760,559; aggregate amount beneficially owned 760,559 (11.5% of the class)
  Comment: (1) This percentage is based on the Issuer having an aggregate of 6,625,000 shares of Common Stock issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report.
- RCS/TIG Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 806,468; sole dispositive power 0; shared dispositive power 806,468; aggregate amount beneficially owned 806,468 (11.8% of the class)
  Comment: (1) Includes 220,000 shares of Common Stock that RCS/TIG has the right to acquire within 60 days of the Filing Date pursuant to a warrant issued by the Company to RCS/TIG.
  
  (2) This percentage is based on the Issuer having an aggregate of 6,625,000 shares of Common Stock issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report and 220,000 shares of Common Stock that RCS/TIG has the right to acquire upon the exercise of the Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: AMERICAN SHARED HOSPITAL SERVICES
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Comment:
This Schedule 13D/A constitutes Amendment No. 10 (this "Schedule 13D/A No. 10") to the original Schedule 13D dated June 17, 2014, as amended on October 28, 2014, February 16, 2016, May 21, 2019, May 4, 2020, May 3, 2023, April 3, 2024, January 3, 2025, December 9, 2025 and June 22, 2026 (as amended, the "Original Schedule 13D"), filed with the U.S. Securities and Exchange Commission (the "SEC") by Mr. Raymond C. Stachowiak, a member and the Executive Chairman of the board of directors (the "Board") of American Shared Hospital Services, a California corporation (the "Issuer"). The Original Schedule 13D reported Mr. Stachowiak's ownership of the Issuer's common stock, no par value (the "Common Stock"), both directly and indirectly through RCS Investments, Inc., an Illinois corporation ("RCS"), of which Mr. Stachowiak is the owner-president, and Stachowiak Equity Fund, LLC, an Illinois limited liability company ("Stachowiak Equity"), of which Mr. Stachowiak is the owner-manager. This Schedule 13D/A No. 10 also reports Mr. Stachowiak's indirect ownership of the Issuer's Common Stock through RCS/TIG Holdings LLC, a Delaware limited liability company ("RCS/TIG"; together with Mr. Stachowiak, RCS, and Stachowiak Equity, the "Reporting Persons," and each, a "Reporting Person"), of which Mr. Stachowiak is the owner-manager.

This Schedule 13D/A No. 10 is being filed to report the issuance of a warrant on June 22, 2026 by the Issuer to RCS/TIG exercisable for up to 220,000 shares of the Issuer's Common Stock (the "Common Shares") and the issuance of a secured promissory note by the Issuer to RCS/TIG. This Schedule 13D/A No. 10 also updates the number of shares of Common Stock that vested since the Schedule 13D/A No. 9 was filed due to the vesting of prior restricted stock grants. All other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Schedule 13D/A No. 10 have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Pursuant to 240.13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A No. 10 is being filed jointly by: (i) Mr. Stachowiak, individually and in his capacities as the owner-president of RCS, the owner-manager of Stachowiak Equity, and the owner-manager of RCS/TIG; (ii) RCS; (iii) Stachowiak Equity; and (iv) RCS/TIG. Each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D/A No. 10 except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address:
The residence or business address of each Reporting Person is as follows:

(i) Mr. Stachowiak: 601 Montgomery Street, Suite 850, San Francisco, California 94111

(ii) RCS: 7N120 Weybridge Drive, St. Charles, Illinois 60175
Attn: Raymond C. Stachowiak

(iii) Stachowiak Equity: 7N120 Weybridge Drive, St. Charles, Illinois 60175
Attn: Raymond C. Stachowiak

(iv) RCS/TIG: 11515 Wightman Lane, Captiva, Florida 33924
Attn: Raymond C. Stachowiak
Present principal occupation or employment:
The principal business of each Reporting Person is as follows:

(i) Mr. Stachowiak: Executive Chairman of the Board of the Issuer.

(ii) RCS: Makes and holds investments in securities and other assets.

(iii) Stachowiak Equity: Makes and holds investments in securities and other assets.

(iv) RCS/TIG: Makes and holds investments in securities and other assets.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Stachowiak is a citizen of the United States. RCS is an Illinois corporation. Stachowiak Equity is an Illinois limited liability company. RCS/TIG is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D/A No. 10 supplements Item 3 of the Original Schedule 13D by adding the following:

Source of Mr. Stachowiak's Shares. The aggregate number of Common Shares reported as beneficially owned (the "Total Beneficial Ownership Amount") by Mr. Stachowiak in this Schedule 13 D/A No. 10 includes the Common Shares acquired or disposed of in the transactions described below that occurred since Mr. Stachowiak's reporting of beneficial ownership in the Schedule 13D/A No. 9.

- On March 26, 2026, Mr. Stachowiak was granted an award of 100,000 RSUs (the "2026 RSUs"), of which 25,000 vested on April 1, 2026, and 25,000 will vest on each of July 1, 2026, October 1, 2026, and January 1, 2027. The Total Beneficial Ownership Amount reported for Mr. Stachowiak in this Schedule 13D/A No. 10 includes an aggregate of 50,000 Common Shares underlying 50,000 of the 2026 RSUs that have vested as of the Filing Date, consisting of (i) 25,000 RSUs that vested on April 1, 2026 and (ii) 25,000 RSUs that vested on July 1, 2026. The 50,000 Common Shares underlying the remaining 50,000 RSUs that will vest on October 1, 2026 and January 1, 2027 have been excluded from Mr. Stachowiak's Total Beneficial Ownership Amount in this Schedule 13D/A No. 10 because such RSUs will not vest within 60 days of the Filing Date.

- On June 22, 2026, the Issuer issued a warrant to RCS/TIG exercisable for 220,000 shares of Common Stock (the "Warrant"). RCS/TIG may exercise the warrant at any time, and from time to time, on or prior to July 21, 2027 for an exercise price of $1.45. The Warrant was issued in connection with a Promissory Note and Security Agreement dated July 22, 2026, issued by the Issuer to RCS/TIG. The Warrant and the Note were issued by the Issuer pursuant to a Note and Warrant Purchase Agreement dated June 22, 2026 between the Issuer and RCS/TIG.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D/A No. 10 amends and restates Item 4 of the Original Schedule 13D as follows:

The information reported in Item 3 of this Schedule 13D/A No. 10 is incorporated by reference into this Item 4. The Common Shares reported as beneficially owned by the Reporting Persons will be held for investment purposes.

On July 22, 2026, the Issuer issued the Warrant to RCS/TIG exercisable for 220,000 shares of Common Stock pursuant to a Note and Warrant Purchase Agreement.

Mr. Stachowiak is a director and the Executive Chairman of the Board of the Issuer, the owner-president of RCS, the owner-manager of Stachowiak Equity, and the owner-manager of RCS/TIG. Except as set forth herein and to the extent that Mr. Stachowiak may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Schedule 13D/A No. 10 amends and restates Item 5 of the Original Schedule 13D as follows:

The information below reports the aggregate number of Common Shares beneficially owned by each Reporting Person, the total issued and outstanding Common Shares ( the "Total I&O Amount") used to calculate each Reporting Person's percentage of beneficial ownership in accordance with the SEC rules for calculating percentages of beneficial ownership, and each Reporting Person's percentage of beneficial ownership as of the Filing Date of this Schedule 13D/A No. 10.

Reporting Person Aggregate Number of Common Total I&O Amount Beneficial Ownership
Shares Beneficially Owned of Common Shares Percentage
Mr. Stachowiak(1) 2,440,205 6,915,678(2) 35.3%
RCS 752,500 6,625,000(3) 11.4%
Stachowiak Equity 760,559 6,625,000(3) 11.5%
RCS/TIG 806,468 6,845,000(4) 11.8%

(1) Mr. Stachowiak's beneficial ownership includes his direct beneficial holdings as well as his indirect beneficial holdings as the (i) owner-president of RCS, (ii) owner-manager of Stachowiak Equity, and (iii) owner-manager of RCS/TIG.

(2) Mr. Stachowiak's Total I&O Amount consists of the (i) 6,625,000 Common Shares reported by the Issuer as being issued and outstanding as of May 11, 2026, as reported by the Issuer in its Quarterly Report, (ii) 70,678 Common Shares that Mr. Stachowiak has the right to acquire within 60 days of the Filing Date of this Schedule 13D/A No. 10 upon the vesting of RSUs and (iii) 220,000 Common Shares that RCS/TIG has the right to acquire upon exercise of the Warrant.

(3) The Reporting Person's Total I&O Amount is equal to the 6,625,000 Common Shares reported by the Issuer as being issued and outstanding in its Quarterly Report.

(4) RCS/TIG's Total I&O Amount consists of the (i) 6,625,000 Common Shares reported by the Issuer as being issued and outstanding as of May 11, 2026, as reported by the Issuer in its Quarterly Report and (ii 220,000 Common Shares that RCS/TIG has the right to acquire upon exercise of the Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to each Reporting Person as of the Filing Date, the information below reports the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Each Reporting Person expressly disclaims beneficial ownership of all of the Common Shares reported in this Schedule 13D/A No. 10 except to the extent of such Reporting Person's pecuniary interest therein, and the filing of this Schedule 13D/A No. 10 shall not be construed as an admission that any such Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A No. 10.

Reporting Sole Voting Shared Voting Sole Dispositive Shared Dispositive Total Beneficially
Person Power Power Power Power Owned
Mr.
Stachowiak 120,678 2,319,527(1) 120,678 2,319,527(1) 2,440,205
RCS 0 752,500 0 752,500 752,500
Stachowiak
Equity 0 760,559 0 760,559 760,559
RCS/TIG 0 806,468 0 806,468 806,468

(1) Includes: (i) 752,500 Common Shares held of record by RCS, of which Mr. Stachowiak is the president and which is wholly owned by the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the "Stachowiak Trust"), of which Mr. Stachowiak is the sole trustee; (ii) 760,559 Common Shares held of record by Stachowiak Equity, of which Mr. Stachowiak is the manager and which is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak's children (the "Stachowiak Children Trusts"), of which Mr. Stachowiak's spouse is the sole trustee; and (iii) 806,468 Common Shares held of record by RCS/TIG, of which Mr. Stachowiak is the manager and which is wholly owned by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee. The principal address of the Stachowiak Children Trusts is 7N120 Weybridge Drive, St. Charles, Illinois 60175. The principal business of the Stachowiak Children Trusts is to make and hold investments in securities and other assets. No other information required by Item 2 with respect to the Stachowiak Children Trusts is applicable.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 6, or elsewhere in this Schedule 13D/A No. 10, no transactions in the Common Shares reported in this Schedule 13D/A No. 10 were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 of this schedule 13D/A No. 10 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement by and among the Reporting Persons*
https://www.sec.gov/Archives/edgar/data/744825/000143774926021656/ex_981254.htm

99.2 Note and Warrant Purchase Agreement dated as of July 22, 2026 by and between American Shared Hospital Services and RCS/TIG Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 28, 2026).
https://www.sec.gov/Archives/edgar/data/744825/000143774926024677/ex_994034.htm

99.3 Promissory Note and Security Agreement dated as of July 22, 2026 by and between American Shared Hospital Services and RCS/TIG Holdings LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 28, 2026).
https://www.sec.gov/Archives/edgar/data/744825/000143774926024677/ex_994035.htm

99.4 Warrant dated as of July 22, 2026 by and between American Shared Hospital Services and RCS/TIG Holdings LLC.

* Previously filed.

## Signatures
- Stachowiak Raymond C: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak, individually (07/30/2026)
- RCS Investments, Inc.: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak, President (07/30/2026)
- Stachowiak Equity Fund, LLC: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak, Manager (07/30/2026)
- RCS/TIG Holdings LLC: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak, Manager (07/30/2026)